Exhibit 99.2

VISION MARINE TECHNOLOGIES INC.

Form 51-102F1 Management’s Discussion & Analysis

For the three-month and nine-month periods ended May 31, 2026

1.1 Date July 13, 2026

Introduction

The following management’s discussion and analysis (“MD&A”), prepared for the three-month and nine-month periods ended May 31, 2026, is a review of operations, current financial position and outlook for Vision Marine Technologies Inc. (the “Company”), and should be read in conjunction with the Company’s interim condensed consolidated financial statements for the three-month and nine-month periods ended May 31, 2026 and the audited consolidated financial statements for the years ended August 31, 2025 and 2024 and the notes thereto. Amounts are reported in U.S. dollars based upon the interim condensed consolidated financial statements prepared in accordance with IAS 34, Interim Financial Reporting, and the annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) on SEDAR at www.sedar.com.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis (“MD&A”) constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations concerning future revenues, profitability, liquidity, the integration of Nautical Ventures Group Inc. (“NVG”), the commercialization of the E-Motion™ Electric Powertrain System, the impact of the Axopar distribution agreement termination, the Company’s ability to replace lost revenue streams, and the Company’s ability to remediate the material weakness in internal controls. Factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to: the Company’s ability to continue as a going concern; the Company’s ability to obtain additional financing; the impact of the loss of the Axopar distribution agreement; the Company’s ability to maintain compliance with Nasdaq listing requirements; the Company’s ability to maintain compliance with floor plan financing covenants; changes in trade policies and tariffs; the impact of legal proceedings; the Company’s ability to successfully integrate acquired businesses; general economic conditions affecting the recreational boating industry; and other risks and uncertainties described in the risk factors section of this MD&A. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable securities laws.

Risks and Uncertainties

There is limited public information on our operating history.

Our limited public operating history makes evaluating our business and prospects difficult. Although we were formed in 2012, we did not provide public reports on the results of operations until our 2020 fiscal year. We only have seven years of audited financial statements.

Additionally, we recently acquired NVG and its subsidiaries, a business whose assets and revenues account for the vast majority of our assets and revenues as of May 31, 2026. You have less available public information regarding NVG than for our Company. Audited financial statements for NVG have only been publicly filed as of, and for the years ended December 31, 2024 and 2023 and unaudited financial statements as of, and for the three months ended, March 31, 2025.

We currently have a net loss, and if we are unable to achieve and grow a net income in the future our ability to grow our business as planned will be adversely affected.

We have made significant up-front investments in research and development, sales and marketing, and general and administrative expenses to rapidly develop and expand our business. We had a net loss of $11,889,973 for the nine-month period ended May 31, 2026 as compared to a net loss of $8,835,790 for the same period last year. Our net loss for the current period includes a net loss of $5,755,900 attributable to the operations of NVG. As such, those operations in future periods may increase our net loss. We may never achieve net income or if we do it may fail to grow or even decline in certain circumstances, many of which are beyond our control. Our revenues might not ever significantly exceed our expenses and may even be lower than our expenses. It may take us longer to obtain net income than we anticipate, if at all, or we may only do so at a much lower rate than we anticipate. Failure to obtain net income may mean that we will have to curtail our planned growth in operations or resort to financings to fund such growth in the future.

To carry out our proposed business plan, we will require a significant amount of capital.

If current cash, cash equivalents and revenue from our business are not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of debt or equity securities, in either private placements or additional registered offerings. We require substantial access to capital for operations. For example, of the $39.2 million in total liabilities as of May 31, 2026, $10.2 million consisted of notes payable related to floor plan financing for the purchase of inventory. If we are unsuccessful in raising enough funds through such capital-raising efforts, we may review other financing possibilities such as bank loans and floor financing plans. Financing might not be available to us or, if available, only on terms that are not favorable or acceptable to us.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities, sell non-essential assets or substantially change our current corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

Terms of subsequent financings may adversely impact your investment.

We may have to engage in common equity, debt, or preferred share financings in the future. During the year ended August 31, 2025, we issued 7,468 common shares and 3,678 pre-funded warrants through various financings for net proceeds of $25,103,817. During the nine-month period ended May 31, 2026, we issued 296,664 common shares and 31,875 pre-funded warrants for net proceeds of $11,681,907, and we anticipate additional financings in the future. As a result, your rights and the value of your investment in our securities could be reduced. Interest on debt securities or floor plan financings could increase costs and negatively impact operating results. Preferred shares could be issued in one or more series from time to time with such designation, rights, preferences, and limitations as determined by the Board. The terms of preferred shares could be more advantageous to those investors than to the holders of common shares. In addition, if we need to raise more equity capital from the sale of common shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment in our common shares.

Expected benefits from business acquisitions may not materialize due to integration challenges

On June 20, 2025, we acquired 100% of the equity of NVG, a Florida-based recreational boat dealership, marina, and service provider. The success of a business acquisition depends on the integration of the acquired business through such tasks as the realization of synergies, elimination of cost duplication, information systems integration, and establishment of controls and procedures. The inability to adequately integrate an acquired business in a timely manner might result in lost business opportunities, higher than expected integration costs and departures of key personnel, all of which could have a negative impact on potential future earnings.

Demand in the boat industry is highly volatile.

Fluctuations in demand for recreational boats, parts and accessories may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we compete have been subject to considerable volatility in demand in recent periods. Recreational boats and related items are non-essential items, and demand for them depends to a large extent on general, economic and social conditions in a given market. Historically, sales of recreational boats decrease during economic downturns. We have fewer financial resources than more established boat retailers and manufacturers to withstand adverse changes in the market and disruptions in demand.

Unfavorable weather conditions may have a material adverse effect on our business, financial condition, and results of operations, especially during the peak boating season.

Adverse weather conditions in any year, in any particular geographic region, may adversely affect sales and rentals in that particular geographic region, especially during the peak boating season in such particular geographic region. Sales and rentals of our products are generally stronger just before and during spring and summer, which represent the peak boating months in most of our markets, and favorable weather during these months generally has a positive effect on consumer demand for our products. Conversely, uncomfortable weather, excessive rainfall, reduced rainfall levels, or drought conditions during these periods may close area boating locations or render boating dangerous or inconvenient, thereby generally reducing consumer demand for our products. Our annual results would be materially and adversely affected if our net sales and rentals were to fall below expected seasonal levels during these periods. We may also experience more pronounced seasonal fluctuation in net sales and rentals in the future as we continue to expand our businesses. Additionally, to the extent that unfavorable weather conditions are exacerbated by global climate change or otherwise, our sales and rentals may be affected to a greater degree than we have previously experienced.

Interest rate increases could adversely affect sales.

Many of the purchasers of boats sold by NVG finance those purchases through loans. If interest rates rise, the cost of boat purchases for consumers relying on a financing plan will also rise. Changes by the U.S. Federal Reserve to raise its benchmark interest rate would likely significantly increase higher long-term interest rates, which could negatively impact, our customers’ willingness or desire to take out loans to purchase our products.

Inflation could adversely affect our financial results.

The market prices of certain materials and components used by us and our suppliers in manufacturing our products can be volatile. Significant increases in inflation, particularly those related to wages and increases in the cost of raw materials, may have an adverse impact on the business, financial condition, and results of operations of us or our suppliers, and our suppliers may in turn pass such increases along to us by raising the cost of our inventories. In addition, new boat buyers often finance their purchases. Inflation, along with a rise in interest rates, could translate into an increased cost of boat ownership. If inflation continues to occur and if the Federal Reserve fails to cut interest rates further or raises interest rates again, prospective consumers may choose to forego or delay their purchases or buy a less expensive boat in the event credit is not available to finance their boat purchases.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel.

Our success depends on the efforts, abilities and continued service of Alexandre Mongeon (our Chief Executive Officer), Daniel Rathe (our Chief Technical Officer), Raffi Sossoyan (our Chief Financial Officer) and Maxime Poudrier (our Chief Operating Officer). A number of these key employees and consultants have significant experience in the recreational boating, manufacturing and electric vehicle industries. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty locating, or may not be able to locate and hire a suitable replacement. We have not obtained any “key person” insurance on certain key personnel.

We are subject to numerous regulations, including environmental, health and safety laws, and any breach of such laws may have a material adverse effect on our business and operating results.

We are subject to numerous regulations including those related to environmental, health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the marketing, selling, financing and servicing of boats as well as the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These regulations also apply to any contamination that our boats or powertrains cause in the lakes and rivers in which they operate. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws and/or requirements could have a material adverse effect on our company and its operating results.

Product liability, warranty, personal injury, property damage and recall claims may materially affect our financial condition and damage our reputation.

We are engaged in a business that exposes us to claims of product liability and warranty claims in the event our products or the products that we sell actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in property damage, personal injury or death. Our products and the products that we sell involve kinetic energy, produce physical motion and are to be used on the water, factors which increase the likelihood of injury or death. Our electric boats and powertrains contain Lithium-ion batteries, which have been known to catch fire or vent smoke and flame, and chemicals which are known to be, or could later be proved to be, toxic carcinogenic. Likewise, the internal combustion engines in several of the boats we sell operate on highly flammable fuel. Any personal injury or wrongful death claim could, even if not justified, prove expensive to contest.

We do not provide warranties for the boats we sell but instead rely upon the warranties provided by the third-party manufacturers from whom we purchase the boats. Although we maintain product and general liability insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all such potential claims. We may experience legal claims in excess of our insurance coverage or claims that are not covered by insurance, either of which could adversely affect our business, financial condition and results of operations. Adverse determination of material product liability and warranty claims made against us could have a material adverse effect on our financial condition and harm our reputation. In addition, if any of our products, components in our products or products that we sell are, or are alleged to be, defective, we may be required to participate in a recall of that product or component if the defect or alleged defect relates to safety. Any such recall and other claims could be costly to us and require substantial management attention.

We face potential liability from workplace accidents.

We are engaged in a business that exposes us to claims of workplace liability as our employees are exposed to moving mechanical parts, chemicals used in manufacturing, heavy equipment and combustible fuels, among other conditions that could lead to personal injury. For example. we face legal uncertainty in connection with an October 2024 fire that started at our marina while employees were servicing a boat. This fire injured five employees, one fatally. In connection with this accident, (i) the estate of the deceased employee began legal proceedings against us (we filed a motion to dismiss the initial claim, which was granted), (ii) we have been named as a defendant in a suit seeking recovery for damages and lost income from the owner of a trailer damaged in the accident; and (iii) we are negotiating with the Occupational Safety and Health Administration for the settlement of claims concerning alleged workplace safety violations. Any damages that we are ordered to pay as a result of these claims or any other claims that may arise from our workplace environment (or that we opt to pay in a settlement) could materially affect our results of operations.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence, including growing inflationary concerns and tariff uncertainty, resulting in a significant reduction in many major market indices. Uncertainty about global economic conditions could result in:

●	customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services; and
●	third-party suppliers being unable to produce parts and components for our products in the same quantity or on the same timeline or being unable to deliver such parts and components as quickly as before or subject to price fluctuations, which could have a material adverse effect on our production or the cost of such production; and

accordingly, on our business, results of operations or financial condition. Access to public financing and credit can be negatively affected by the effect of these events on Canadian, U.S. and global credit markets. The health of the global financing and credit markets may affect our ability to obtain equity or debt financing in the future and the terms at which financing or credit is available to us. These instances of volatility and market turmoil could adversely affect our operations and the trading price of our common shares.

Our business may be materially affected by future pandemics.

Potential future pandemics may disrupt our business and operational plans. These disruptions may include disruptions resulting from (i) shortages of employees, (ii) unavailability of contractors and subcontractors, (iii) interruption of, or price fluctuations in, supplies from third parties upon which we rely, (iv) restrictions that governments impose to address the pandemic, and (v) restrictions that we and our contractors and subcontractors impose to ensure the safety of employees and others. Any such pandemic may adversely affect our ability to produce goods or purchase goods from third parties as well as consumer demand for such goods.

We are vulnerable to supply chain risks.

We rely upon efficient and predictable supply chains for both the development of our e-Motion powertrain as well as the delivery of boats, parts and accessories from third-party manufacturers. Delays or disruptions in our supply chain could adversely impact our production activities and the delivery of inventory for sale, which in turn could adversely affect our revenues. Such disruptions may arise from geopolitical conflicts, trade disputes, tariffs, future pandemics, natural disasters, transportation disruptions, the financial distress or insolvency of key suppliers, or other unforeseen events that could delay or prevent the timely production or delivery of raw materials, components and finished goods.

The Company also relies on specialized suppliers for certain key components, including battery systems used in its electric propulsion solutions. During the third quarter of fiscal 2026, a French-based battery supplier with which the Company had been involved in a commercial dispute entered liquidation proceedings in France. As a result, the Company determined that deposits previously advanced to this supplier were no longer recoverable and recognized an impairment charge during the quarter. While the Company continues to hold battery inventory and has additional batteries currently in transit from this supplier, future deliveries from the supplier are not expected.

To mitigate this risk, the Company has engaged a U.S.-based battery supplier and has commenced engineering and integration work to qualify its battery systems for use in the Company’s electric propulsion platform. The Company currently expects to receive its first shipment of batteries from this supplier during the fourth fiscal quarter. However, there can be no assurance that the qualification process, product validation or commercial production will proceed as currently anticipated, or that the new supplier will be able to satisfy the Company’s future supply requirements on a timely or cost-effective basis.

Any inability to obtain sufficient quantities of battery systems or other critical components, whether due to supplier insolvency, production constraints, engineering or qualification delays, quality issues, logistics disruptions or other supply chain events, could delay product development and manufacturing, increase costs, impair the Company’s ability to fulfill customer orders and have a material adverse effect on its business, financial condition, results of operations and future growth prospects.

Fluctuations in currency exchange rates may significantly impact our results of operations.

The Company’s presentation currency is the U.S. dollar, while the functional currency of the parent company remains the Canadian dollar. Our operations are conducted in both the United States and Canada. However, the majority of our revenues for the nine-month period ended May 31, 2026 were generated in the United States, and substantially all of our outstanding debt obligations are denominated in U.S. dollars. As a result, we are exposed to both currency translation risk and currency transaction risk.

Because our presentation currency is the U.S. dollar, the financial results and position of entities with a Canadian-dollar functional currency must be translated into U.S. dollars for reporting purposes. Fluctuations in the CAD–USD exchange rate may therefore cause significant volatility in our reported assets, liabilities, revenues, expenses, and accumulated other comprehensive income, even when underlying local currency results have not changed. During the nine-month period ended May 31, 2026, the monthly average exchange rate published by the Bank of Canada ranged from a high of C$1.4055 per US$1.00 to a low of C$1.3651 per US$1.00, reflecting continued volatility.

We are also exposed to transaction-level foreign exchange risk, as many of our costs, debt obligations, and operating expenditures are denominated in U.S. dollars, while the parent company’s functional currency is the Canadian dollar. Consequently, a strengthening of the U.S. dollar relative to the Canadian dollar increases the CAD-equivalent cost of our U.S. dollar–denominated expenses, debt service, and working capital requirements. Conversely, a weakening of the U.S. dollar reduces these CAD-equivalent amounts but may negatively affect the translated value of Canadian-dollar assets or results when presented in U.S. dollars.

We do not hedge our currency exposure and, therefore, we incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the Canadian dollar. Given the volatility of exchange rates, we might not be able to effectively manage our currency transaction risks, and volatility in currency exchange rates might have a material adverse effect on our business, financial condition or results of operations.

If we experience material weaknesses or otherwise fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common shares.

As a result of the year-end assessment process for the year ended August 31, 2025, we identified that we did not maintain effective processes and controls over the accounting for and reporting of complex and non-routine transactions due to a material weakness. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to enable appropriate level of internal controls within the financial statement close process, including performing in-depth analysis and review of complex accounting matters and non-routine transactions within the timeframes set by us for filing our consolidated financial statements. Because of this deficiency, we concluded there was a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis at August 31, 2025. We are working on remediating the identified material weakness.

If we fail to identify or remediate any current or future material weaknesses in our internal controls over financial reporting, we are unable to conclude that our internal controls over financial reporting are effective or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares could be negatively affected. As a result of such failures, we could also become subject to investigations by Nasdaq Capital Market maintained by The Nasdaq Stock Market LLC (“Nasdaq”), the TSX Venture Exchange (“TSX-V”) the Securities and Exchange Commission (“SEC”) or other regulatory authorities, and become subject to litigation from investors and shareholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.

Our financial statements have been prepared on a going concern basis and our financial status creates a substantial doubt whether we will continue as a going concern.

Our financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Our future operations depend upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurance that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

If we are unable to maintain compliance with the continued listing requirements of Nasdaq or the TSX-V, our securities may be delisted or become subject to additional restrictions, which could adversely affect the liquidity and trading price of our securities.

Our common shares are currently listed on the Nasdaq and on the TSX-V. Nasdaq and the TSX-V each establish certain standards that listed companies must continue to satisfy to maintain their listings. In the past, we have received notices from Nasdaq that we failed to comply with certain of those standards, including that the closing bid price of our common shares no longer complied with the minimum bid price requirement of $1.00 per share (the “Minimum Bid Price Requirement”).

We previously took steps to regain compliance with the Minimum Bid Price Requirement by enacting four reverse stock splits that had the practical effect of a 1:54,000 reverse stock split. In addition, on June 17, 2026, we completed a fifth reverse stock split, on the basis of one post-split common share for every ten pre-split common shares, in order to further support compliance with the Minimum Bid Price Requirement. Taking into account all five reverse stock splits, the cumulative practical effect is a 1:540,000 reverse stock split.

Although these actions were intended to support compliance with Nasdaq’s continued listing standards, there can be no assurance that we will be able to maintain compliance with the Minimum Bid Price Requirement or any other Nasdaq continued listing requirement in the future. Nasdaq previously imposed a Discretionary Panel Monitor, in application of Listing Rule 5815(d)(4)(A), for a period of one year to ensure that we maintain long-term compliance with Nasdaq’s continued listing requirements. Should we fail to maintain compliance with any continued listing requirement during the monitoring period, Nasdaq may notify us of such non-compliance and promptly schedule a new hearing with the Nasdaq Hearing Panel. If we are unable to regain or maintain compliance, our securities could be delisted.

Our ability to effect additional reverse stock splits in the future may be limited by Nasdaq and TSX-V rules, applicable corporate law, shareholder approval requirements, market conditions and other listing requirements, including requirements relating to the minimum number of publicly held shares and public holders. In addition, Nasdaq or the Nasdaq Hearing Panel may object to, or may not view favorably, any further reverse stock split undertaken primarily to regain or maintain compliance. Even if we are able to complete an additional reverse stock split in the future, the public markets could view any such action negatively, and the per share trading price, liquidity and market perception of our common shares could be adversely affected.

If Nasdaq and/or TSX-V delists our common shares from trading on its exchange and we are not able to list our common shares on another national securities exchange, our common shares may be quoted on an over-the-counter market. However, if this were to occur, we could face significant material adverse consequences, including:

●	limited availability of market quotations for our securities;
●	reduced liquidity for our securities;
●	a determination that our common shares are a “penny stock”, which would require brokers trading in such common shares to adhere to more stringent rules and could result in a reduced level of trading activity in the secondary trading market for our common shares;
●	limited news and analyst coverage; and
●	decreased ability to issue additional securities or obtain additional financing in the future.

As a result, an investor would likely find it more difficult to trade, or to obtain accurate price quotations for, our securities if our securities are delisted from Nasdaq and /or TSX-V. Delisting would likely also reduce the visibility, liquidity and value of our securities, including as a result of reduced institutional investor interest in our Company, and may increase the volatility of our securities.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of Quebec and the majority of our directors and executive officers reside outside the United States.

We are constituted under the laws of the Business Corporations Act (Quebec) (the “Business Corporation Act”), and our executive offices are located outside of the United States in Boisbriand, Quebec. Our officers and the majority of our directors reside outside the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in Canada against us or against any of our directors and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in Quebec corporations may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We will cease to qualify as a foreign private issuer, which will increase our regulatory burden, compliance costs and reporting obligations.

The determination of foreign private issuer (“FPI”) status is made annually as of the last business day of an issuer’s most recently completed second fiscal quarter. Based on our assessment as of February 28, 2026, we no longer meet the criteria to qualify as an FPI. Accordingly, we will cease to be an FPI beginning September 1, 2026, the first day of our next fiscal year.

As a result, although our common shares will continue to be listed on both the Nasdaq and the TSX-V, we will be required to comply with the reporting and regulatory requirements applicable to U.S. domestic issuers under the U.S. federal securities laws, which are significantly more extensive than those applicable to foreign private issuers. Among other things, we will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, comply with the SEC’s proxy solicitation rules, and become subject to the reporting and short-swing profit recovery provisions of Section 16 of the Securities Exchange Act of 1934, as amended. We will also no longer be eligible for certain exemptions available to foreign private issuers, including exemptions from certain Nasdaq corporate governance requirements and U.S. proxy rules.

In addition, as a U.S. domestic issuer, we expect to be required to prepare our financial statements in accordance with U.S. GAAP rather than IFRS, unless otherwise permitted under applicable SEC rules. Any transition to U.S. GAAP would require significant modifications to our financial reporting processes, accounting policies, internal controls, information systems and personnel training, and would require substantial management time and financial resources.

Our dual listing on Nasdaq and the TSX-V may further increase our regulatory and administrative burden, as we will be required to comply with the applicable securities laws, stock exchange rules and continuous disclosure obligations in both the United States and Canada. Complying with these requirements may require additional legal, accounting, investor relations and administrative resources and could increase the complexity of our corporate governance, disclosure controls and compliance processes.

Compliance with these additional reporting, governance and regulatory requirements is expected to result in increased legal, accounting, audit and administrative costs, may divert management’s attention from the operation of our business, and could increase our exposure to regulatory scrutiny, shareholder litigation and enforcement actions. If we fail to comply with these obligations on a timely basis, we could become subject to regulatory sanctions, civil penalties, reputational harm, or adverse actions by the SEC, Nasdaq, the TSX-V or other regulatory authorities, any of which could have a material adverse effect on our business, financial condition, results of operations and the market price of our common shares.

Risks Related to NVG

In June 2025, we expanded our business through the acquisition of NVG, a business that consists of nine dealerships that sell boats, boat parts and accessories. The following risks, which are in addition to other risks set out herein, are more specifically related to those operations.

Our success will depend, in part, upon our continued access to financing for inventory.

Our dealership business requires a large inventory to satisfy potential customers with different tastes and price points. We require adequate financing to purchase such inventory. This financing is generally in the form of floor plan financing provided by banks or other lending institutions or from manufacturers of boats and other items that we sell. Of the $39.2 million in total liabilities as of May 31, 2026, $10.2 million consisted of notes payable related to floor plan financing. Access to floor plan financing generally facilitates our ability to increase our inventory. The availability and terms of floor plan financing depends upon:

●	our ability to access certain capital markets and to fund operations in a cost-effective manner;
●	the performance of our overall credit portfolios;
●	the willingness of manufacturers to accept the risks associated with lending to us; and
●	our overall creditworthiness.

If floor plan financing were not available to us, our sales and our working capital levels could be adversely affected as we would likely have less models available for sale in our inventory and would likely make less sales.

Our business is highly leveraged and depends on continued access to floor plan and other financing arrangements.

Our subsidiary, NVG, operates a capital-intensive dealership business that relies heavily on floor plan financing and other indebtedness to fund inventory purchases and operations. As of May 31, 2026, NVG had approximately $10.2 million outstanding under floor plan financing arrangements and approximately $1.4 million of other long-term indebtedness.

Prior to the Company’s acquisition of NVG, certain floor plan financing arrangements were in default, including defaults arising from unpaid curtailment obligations and the maturity of a credit facility. Since the acquisition, the Company has cured the defaults with all of its floor plan lenders except one. As of May 31, 2026, the Company had a forbearance agreement in place with BMO Bank N.A. with respect to the remaining legacy defaults. Under the agreement, BMO agreed, subject to specified terms and conditions, to temporarily forbear from exercising its rights and remedies with respect to those existing defaults through August 28, 2026. During the standstill period, among other obligations, NVG is required to make interest payments in accordance with the loan documents, make weekly curtailment payments of $67,000 toward past-due curtailments, provide monthly 13-week cash flow forecasts, comply with certain operating restrictions and satisfy the other terms and conditions of the forbearance agreement.

The forbearance agreement does not waive the underlying defaults or amend the indebtedness. Rather, it provides temporary relief from the lender’s enforcement rights with respect to the existing defaults. The standstill period is scheduled to expire on August 28, 2026 unless extended by the lender and may terminate earlier upon the occurrence of certain events, including the Company’s failure to comply with the terms of the forbearance agreement or the occurrence of additional events of default. Upon termination of the standstill period, BMO would be entitled to exercise its rights and remedies under the applicable loan documents and applicable law, including accelerating the outstanding indebtedness, enforcing its security interests in the collateral, including inventory and other pledged assets, and pursuing other contractual remedies.

There can be no assurance that the forbearance agreement will be extended, that additional waivers or amendments will be obtained, or that NVG will be able to refinance or otherwise satisfy its obligations as they become due. Any failure to comply with the terms of the forbearance agreement, obtain additional financing or maintain adequate liquidity could have a material adverse effect on our business, financial condition, liquidity, results of operations and ability to continue operating our dealership business. In addition, our indebtedness may require us to sell assets at unfavorable prices, refinance on unfavorable terms, issue additional equity securities that dilute existing shareholders or otherwise adversely affect our financial flexibility. Any default under these financing arrangements could also result in cross-defaults under other indebtedness and materially adversely affect our operations.

Our success depends to a significant extent on the well-being, as well as the continued popularity and reputation for quality of the boating products of our manufacturers. The failure to obtain a high quality and desirable mix of competitively priced products that our customers demand could have a material adverse effect on our business, financial condition, and results of operations.

We depend on our manufacturers to provide us with products that compare favorably with competing products in terms of quality, performance, safety, and advanced features, including the latest advances in propulsion and navigation systems. Any adverse change in the production efficiency, product development efforts, technological advancement, expansion of manufacturing footprint, supply chain and third-party suppliers, marketplace acceptance, marketing capabilities, ability to secure adequate access to capital, and financial condition of our manufacturers could have a substantial adverse impact on our business. Any difficulties encountered by any of our manufacturers resulting from economic, financial, supply chain, or other factors could adversely affect the quality and amount of products that they are able to supply to us and the services and support they provide to us.

Any interruption or discontinuance of the operations of the manufacturers that we purchase from could cause us to experience shortfalls, disruptions or delays with respect to needed inventory. Alternate sources to any manufacturer experiencing such difficulties may not be available at the time of any interruption, and alternative products may not be available at comparable quality and price.

The loss of a significant manufacturer relationship could adversely affect our revenues and results of operations.

Historically, NVG generated a significant portion of its revenues from the sale of boats manufactured by Axopar. During the nine-month period ended May 31, 2026, sales of Axopar boats represented approximately 34% of our consolidated revenues. On January 8, 2026, our agreement to procure new Axopar boats was terminated. While we continue to sell existing Axopar inventory and expect to receive boats ordered prior to the termination date, we are no longer authorized to purchase additional Axopar boats for resale.

The loss of the Axopar distribution relationship may adversely affect our future revenues, gross profit and operating results until replacement products and brands are successfully integrated into our operations and achieve meaningful market acceptance. Although we have taken steps to diversify our product offerings, including entering into new distribution agreements with AIATA and Twin Vee PowerCats Co., there can be no assurance that these or any future manufacturer relationships will generate sales volumes, profit margins or customer demand comparable to those historically generated by Axopar. The successful integration of new product lines will depend on a number of factors beyond our control, including product availability, customer acceptance, competitive market conditions, dealer support, pricing and general economic conditions.

If we are unable to successfully replace the revenue and profitability historically generated from Axopar products, or if additional significant manufacturer relationships are terminated or otherwise disrupted, our business, financial condition, results of operations and cash flows could be materially adversely affected.

We face intense competition.

We operate in a highly competitive environment. In addition to facing competition generally from recreation businesses seeking to attract consumers’ leisure time and discretionary spending dollars, the recreational boat industry itself is highly fragmented, resulting in intense competition for customers, quality products, boat show space, and suitable retail locations. We rely to a certain extent on boat shows to generate sales.

We compete primarily with boat dealers and, with respect to sales of marine parts, accessories, and equipment, with national specialty marine parts and accessories stores, online catalog retailers, sporting goods stores, and mass merchants. Competition among boat dealers is based on the quality of available products, the price and value of the products, and attention to customer service. There is significant competition both within markets we currently serve and in new markets that we may enter. We compete in each of our markets with retailers of brands of boats and engines we do not sell in that market. In addition, several of our competitors, especially those selling marine equipment and accessories, are large national or regional chains that have substantial financial, marketing and other resources. Private sales of used boats represent an additional source of competition.

Due to various matters, including environmental concerns, permitting and zoning requirements, and competition for waterfront real estate, some markets in the United States have experienced an increased waiting list for marina and storage availability. Marine retail activity could be adversely affected in markets that do not have sufficient marine and storage availability to satisfy demand.

Timing of sales and failure to adequately anticipate consumer preference and demand may have an adverse impact on our business.

Forecasting optimal inventory levels is difficult to predict based on, among other things, changes in economic conditions, consumer preferences, delivery of new models from manufacturers, and timing of sales. Failure to adequately anticipate consumer demand and preferences could negatively impact our inventory management strategies, inventory carrying costs, and our operating margins.

Our sales volume and profit margin on each sale may be materially and adversely affected if manufacturers discontinue or change their incentive programs.

We depend on manufacturers of boats, parts and accessories for certain sales incentives, warranties and other programs that are intended to promote and support new sales. Manufacturers routinely modify their incentive programs in response to changing market conditions. Some of the key incentive programs include:

●	customer rebates or below market financing on new boats;
●	dealer incentives on new boats; and
●	warranties on new and used boats.

A reduction or discontinuation of a manufacturer’s incentive programs may materially and adversely affect our profitability.

We depend on manufacturers to supply us with sufficient numbers of popular and profitable new models.

Manufacturers typically allocate their boats among dealerships based on the sales history of each dealership. Supplies of popular new boats may be limited by the applicable manufacturer’s production capabilities. Popular new boats that are in limited supply typically produce the highest profit margins. We depend on manufacturers to provide us with a desirable mix of popular new boats. Our operating results may be materially adversely affected if we do not obtain a sufficient supply of these boats.

We envision generating significant revenue from the sale of parts and accessories and the provision of services to customers related to boats but will be less likely to do so if we do not sell boats to those customers.

We believe that we can generate a substantial portion of our revenues from our NVG locations from the provision of maintenance required to keep a boat operational, safe, and efficient, integration of electronic, mechanical, and software components onto a boat, providing financing services, and selling warranties, parts and accessories. Although we will try to sell these services and products to anyone needing them, it will be easier to sell such services and products to persons who have already purchased a boat from us and as a result have a re-existing relationship. Consequently, any decrease in the number of boats that we are able to sell will likely result in a decrease in the sale of these related services.

We have options to acquire certain real properties used in our operations, and if the conditions necessary to exercise those options or complete the sale of such properties are not satisfied, we may not realize the expected proceeds from those properties.

We entered into an Equity Purchase Agreement in June 2025 to acquire NVG and its subsidiaries. Although we initially intended to acquire six pieces of real property owned by NVG and used in its operations as part of the transaction, we instead acquired options to purchase the entities holding those properties or to approve the sale of the properties and receive the net proceeds from any such sale after selling costs and repayment of the related mortgage indebtedness. We negotiated this structure because the mortgage lender on the properties was unwilling to permit the existing mortgage financing to remain in place following the acquisition due to the change in ownership to a non-U.S. parent company.

Since the acquisition, two of the original six properties were sold in October 2025, and the Company received approximately $3.8 million in net proceeds. Since the end of the last fiscal quarter, purchase and sale agreements were executed for three of the four remaining properties. Upon completion of these transactions, the Company expects to receive the net proceeds remaining after repayment of the related mortgage indebtedness, selling costs and other customary closing adjustments. Based on the current contractual arrangements, the Company has recorded approximately $6.6 million as proceeds receivable related to these pending property sales.

There can be no assurance, however, that these transactions will close on the anticipated terms or within the expected timeframes, or at all. The proposed sales remain subject to customary closing conditions, financing contingencies and other contractual requirements. Any delay in closing, failure of a purchaser to complete a transaction, or reduction in the expected net proceeds could delay or reduce the Company’s receipt of the related proceeds, adversely affecting its liquidity, working capital and financial condition.

Upon completion of these transactions, the Company intends to evaluate alternatives for its operations at the affected locations. Although management currently expects to exit these properties and further consolidate operations at its other existing facilities, no final decisions have been made. There can be no assurance that the Company will be able to implement this strategy on favorable terms or without operational disruption. Any delays in relocating operations, inability to secure suitable facilities where required, increased operating costs or business interruption could have a material adverse effect on the Company’s business, financial condition and results of operations.

We have significant relationships with various third-party warranty insurers and administrators. These third-parties are the obligor of service warranty policies sold to our customers. Additionally, we have agreements in place that allow for future income based on the claims experience on policies sold to our customers.

We sell service warranty policies to our customers issued by various third-party obligors. We receive additional fee income if actual claims are less than the amounts reserved for anticipated claims and the costs of administration and administrator profit.

A decline in the financial health of any third-party insurer could jeopardize the claims reserves held by the administrator and prevent us from collecting the experience payments anticipated to be earned in future years. While the amount we receive varies annually, the loss of this income could negatively impact our business, results of operations, financial condition and cash flows. Further, the inability of an insurer to honor service warranty claims would likely result in reputational risk to us and might result in claims to cover any default by the insurer.

Changes to trade policies, tariffs, and import/export regulations may have a material adverse effect on our business, financial condition, and results of operations.

In our fiscal year ended August 31, 2025, approximately 98% of our sales and rentals occurred in the United States, a percentage that could increase as our operations expand. Changes in laws and policies governing foreign trade could adversely affect our business. The current U.S. administration has recently implemented tariffs on various countries and products to levels not seen in over 50 years and has imposed and threatened to impose new tariffs on goods manufactured in Canada, including products such as our boats and potentially our electric propulsion systems if manufactured in Canada. There is uncertainty as to whether these tariffs will remain in effect, be expanded, be increased in response to retaliatory measures or be modified through future trade negotiations. Such policy changes and the uncertainty surrounding them may place greater restrictions and economic disincentives on international trade and may adversely impact the global and local economies, our industry and demand for our products, which could have a material adverse effect on our business, financial condition and results of operations. Specifically, such tariffs could increase the cost of our products to U.S. consumers, reduce demand for our products and increase the cost of operating our boat rental business in the United States.

In addition, a portion of the boats sold through our dealership operations are manufactured outside the United States and imported into the U.S. for resale. If the United States imposes new or increased tariffs on boats or marine products manufactured in the countries from which our suppliers source their products, or if existing tariffs are expanded, the cost of acquiring such inventory could increase significantly. While we may seek to pass some or all of these increased costs on to customers through higher selling prices, there can be no assurance that we will be able to do so without adversely affecting demand. Higher import costs, reduced consumer demand, supply chain disruptions or changes in the availability of foreign-manufactured boats could have a material adverse effect on our revenues, gross margins, financial condition and results of operations.

We are vulnerable to geographic risk.

In June 2025, we acquired a network of dealerships through our acquisition of NVG. Of our approximately $48.6 million in revenue for the nine-month period ended May 31, 2026, approximately $47.6 million was generated by NVG. All of NVG physical locations are located in the State of Florida. If Florida were to suffer natural disasters, such as hurricanes, tropical storms, fire or floods, if Florida were otherwise exposed to a regional downturn in its economic condition, or if our competitors in Florida became more successful, our sales and revenues could be materially reduced. Unless we expand our network of dealerships outside of Florida, our geographic risk is concentrated in a regional area instead of being spread nationally or even globally.

The availability of boat insurance is critical to our success.

The ability of our customers to secure reasonably affordable boat insurance that is satisfactory to lenders that finance our customers’ purchases is critical to our success. Any difficulty of customers to obtain affordable boat insurance could impede boat sales and adversely affect our business.

Risks Related to our Electric Operations

Prior to June 2025, we exclusively focused our operations on the development and manufacture of our proprietary e-Motion Powertrain, the manufacture of a limited number of electric boats and the rental of electric boats. Although we have expanded our business through the acquisition of NVG, we intend to continuing pursuing these operations, especially those related to our e-Motion Powertrain. The following risks, which are in addition to other risks set out herein, are more specifically related to those operations.

Our plan of operations entails promoting a product that we may never launch or which may not be commercially accepted if launched.

We have concentrated the majority of our research and development efforts on developing electric powertrain systems that we intend to rent and sell to Original Equipment Manufacturers (“OEM”) of boats. We expect the electric powertrain systems to represent a significant portion of our revenue in our coming accounting periods. We do not know if OEMs will find our product candidate to be an attractive component in their boats or if they will find the price of our electric powertrains to be acceptable. We do not currently have any significant customers for our electric powertrains. Even if we do develop such relationships with OEMs, we might not be able to maintain them or grow them as anticipated. At the time of our initial public offering, we had expected to begin the commercialization of our electric powertrains in 2020 but were not able to meet that preferred timeline, and we may not meet our new timelines. If we are not successful in commercializing our product or if sales of our electric powertrain are less than we estimate, our business may not grow as expected.

Our future growth depends upon consumers’ willingness to purchase electric powerboats.

Our growth highly depends upon the adoption by consumers of, and we are subject to an elevated risk of any reduced demand for, electric powerboats. Without such growth, sales of our electric powertrain, if any, and our electric boats may not grow at the rate that we anticipate, if such sales grow at all. If the market for electric powerboats does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be negatively impacted. Despite the long history of electric powerboats, the market for them is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new electric powerboat announcements and changing consumer demands and behaviors. Powerboats with conventional gas-powered motors may be deemed preferable to electric powerboats as they tend to be more powerful, have a longer range and/or cost less. Other factors that may influence the adoption of electric powerboats include:

●	the decline of an electric powerboats range resulting from deterioration over time in the battery’s ability to hold a charge;

●	concerns about electric grid capacity and reliability, which could derail our efforts to promote electric powerboats as a practical solution to powerboats which require gasoline;
●	improvements in the fuel economy of the internal combustion engine;
●	the availability of service for electric powerboats;
●	the environmental consciousness of consumers;
●	the availability of tax and other governmental incentives to manufacture electric powerboats; and
●	increased costs related to tariffs and possible inflation.

Any of the factors described above may cause current or potential customers not to purchase our electric powerboat, which would materially adversely affect our business, operating results, financial condition and prospects.

Our future growth depends upon consumers’ preference for outboard motors.

We envision the majority of our growth deriving from the sale of our electric powertrain for an outboard motor. If consumer preferences lead to a decline in outboard motors, the OEMs we intend to sell our electric powertrain to may produce less electric boats, and we may not be able to sell as many electric powertrains as we anticipate, if we sell any at all. We may not be able to adapt the technology behind this powertrain for inboard motors or may only be able to do so in a way that is not cost effective.

We rely on a limited number of suppliers for key components of our finished products.

Although we manufacture all of our powerboats, we do so by assembling the component parts that we acquire from third-party suppliers rather than by producing any of those component parts ourselves. Likewise, we purchase parts for the assembly of our powertrains rather than manufacture the individual components. We materially depend on some of those third-party suppliers for certain components that we obtain from a limited number of suppliers.

As we purchase our components and parts through purchase orders and informal arrangements rather than long-term purchase agreements, we have not contractually secured a supply chain for these components and parts. Some of our third-party suppliers may experience delays in delivering parts and components for our products. If we experience delays in receiving our supplies from these third-parties, if they significantly increase the cost of these components or if they cease offering us these components, we may have to find new suppliers, which might not be possible on a timely basis, or cease production of the products in which the components are included.

The range of electric powerboats on a single charge declines over time which may negatively influence potential customers’ decisions whether to purchase our boats or boats containing our electric powertrains.

The range of electric powerboats on a single charge declines principally as a function of usage, time and charging patterns. For example, a customer’s use of their powerboat as well as the frequency with which they charge the battery can result in additional deterioration of the battery’s ability to hold a charge. During the lifetime of the lead acid batteries in powerboats, 500 to 1,000 recharge cycles are possible, and our lithium battery pack will retain approximately 85% of its ability to hold its initial charge after approximately 3,000 charge cycles and 8 years, which will result in a decrease to the boat’s initial range. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase an electric boat, which may harm our ability to market and sell our boats. Likewise, if such reasoning deters potential customers from purchasing boats made by OEMs that use our electric powertrains, they may order fewer electric powertrains from us, if they ever order any at all.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric powerboats.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers’ preferred alternative to petroleum-based propulsion. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric powerboats, which could result in the loss of competitiveness of our boats, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric powerboat technology, we may lose our competitive position in the industry.

We may be unable to keep up with changes in electric powerboats technology, particularly developments with powertrains. As a result, we may lose our competitive position in the industry. Any failure to keep up with advances in electric powerboat technology could result in a loss of our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric powerboat technology. As technologies change, we plan to upgrade or adapt our electric powertrain. We would additionally upgrade our boats and introduce new models to take advantage of these changes. However, our technology and boats may not compete effectively with alternative technology or powerboats if we are not able to source and integrate the latest technology. For example, we do not manufacture lead or lithium battery cells, and as a result, we are dependent on suppliers of battery cell technology for our battery packs.

We intend to rely on a third-party for the manufacture of what we envision will become our principal product.

If we are able to commercialize our E-Motion™ electric powertrain system, we intend to use a third-party to mass produce our powertrains. In October 2021, we entered into a Manufacture and Supply Agreement with Linamar Corporation, a provider of manufacturing solutions and a developer of highly engineered products. Under the terms of the agreement, we intend for McLaren Engineering, Linamar’s technology and product development team for its advanced mobility segment, to manufacture and assemble our E-Motion™ technology through testing, parts, tooling development, and designing the union assembly for mass production of our electric powertrain at Linamar’s facility in Canada. If the current U.S. administration implements its threatened significant tariffs on all or select imports from Canada, OEMs located in the United States might not find the post-tariff cost of our powertrains produced at this facility to be sufficiently competitive. Once we have scaled up the production of our electric powertrain, we intend for the Linamar Corporation to produce our electric powertrain for mass commercialization. If Linamar Corporation is unable to satisfactorily manufacture our E-Motion™ powertrains, we will be forced to find a new third-party manufacturer or to produce such powertrains inhouse (with our current facilities, we believe that we are limited to producing 300 electric powertrains per year in addition to producing 150 boats per year in-house). Any such change in manufacturers could lead to a delay in our ability to deliver on purchase orders or the loss of such purchase orders, which in turn could adversely affect our revenue or the timing of our revenue.

If we are unable to meet our production and development goals, we may need to change our business plans for our E-Motion powertrains or the timeline in which we expect to carry them out.

Our ability to carry out our business plans for the commercialization of our powertrains depends upon meeting our production and development goals. Delays or failures in meeting these goals could require us to reassess our business plans and the timeline that it will take us to implement those plans. In the past, we have not always met our production and development goals. For example, we expected to manufacture approximately 50 powerboats, and begin commercialization of our electric powertrains in calendar 2023, and we did not meet these goals. If any such delays or failures were to cause a material change to our proposed business plans, such change could result in materially adverse changes in our projected revenues or expenses and could jeopardize the viability of our E-Motion powertrains.

If our suppliers sell us parts or components containing conflict minerals, we may be required at significant expense to find suppliers that do not use conflict minerals.

In 2010, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) requiring the SEC to issue rules specifically relating to the use of “Conflict Minerals” within manufactured products. Conflict Minerals are currently defined by U.S. Law as tin, tantalum, tungsten and gold (also known as “3TG”) and related derivatives. Within a year of becoming a public company, the SEC rules require any SEC registrant whose commercial products contain any 3TG (“3TG Product”) to determine whether the 3TG in the 3TG Product originated from the Democratic Republic of the Congo (“DRC”) or adjoining countries (collectively, the “DRC Region”) and, if so, whether the 3TG is “conflict free”. “3TG Conflict Free” means that the supply chain is transparent and the 3TG in 3TG Products does not directly or indirectly benefit armed groups responsible for serious human rights abuses in the DRC Region. By enacting this provision, Congress intends to further the humanitarian goal of ending the extremely violent conflict in the DRC Region, which has been partially financed by the exploitation and trade of 3TG originating in the DRC Region.

We may need to expend time and money on determining whether our products contain conflict minerals. To date, we have not conducted such an analysis. If our suppliers use conflict minerals in the production of the parts and components that we purchase from them, we may need to find alternative suppliers. If possible, this may only be possible at significant expense or with material delays in production.

Our software to control our electric powertrain systems contains “open source” software, and any failure to comply with the terms of one or more of these open-source licenses could negatively affect our business.

We use software to control our electric powertrain systems that relies upon “open source” licenses and intend to use such software in the future. Although we do not believe that the open source code we have used imposes any limitations on the use of the software that we have developed, the terms of many open source licenses have not been interpreted by United States or other courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions including requirements that we make available source code for modifications or derivative works we create based upon the open source software or license such modifications or derivative works. In addition to risks related to license requirements, usage of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on origin of the software. We cannot be sure that all open source is submitted for approval prior to use in our solutions. In addition, many of the risks associated with use of open source cannot be eliminated, and could, if not properly addressed, negatively affect the performance of our electric powertrains and our business.

We rely on network and information systems and other technologies for our business activities and certain events, such as computer hackings, viruses or other destructive or disruptive software or activities may disrupt our operations, which could have a material adverse effect on our business, financial condition and results of operations.

Network and information systems and other technologies are important to our business activities and operations. Network and information systems-related events, such as computer hackings, cyber threats, security breaches, viruses, or other destructive or disruptive software, process breakdowns or malicious or other activities could result in a disruption of our services and operations or improper disclosure of personal data or confidential information, which could damage our reputation and require us to expend resources to remedy any such breaches. Moreover, the amount and scope of insurance we maintain against losses resulting from any such events or security breaches may not be sufficient to cover our losses or otherwise adequately compensate us for any disruptions to our businesses that may result, and the occurrence of any such events or security breaches could have a material adverse effect on our business and results of operations. The risk of these systems-related events and security breaches occurring has intensified, in part because we maintain certain information necessary to conduct our businesses in digital form stored on cloud servers. While we develop and maintain systems seeking to prevent systems-related events and security breaches from occurring, the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite these efforts, there can be no assurance that disruptions and security breaches will not occur in the future. Moreover, we may provide certain confidential, proprietary and personal information to third parties in connection with our businesses, and while we obtain assurances that these third parties will protect this information, there is a risk that this information may be compromised. The occurrence of any of such network or information systems-related events or security breaches could have a material adverse effect on our business, financial condition and results of operations.

The unavailability, reduction or elimination of government economic incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

Although we are unaware of substantial governmental economic incentives, such as tax credits and rebates, that customers may receive in connection with the purchase of our products, there are certain governmental regulations whose repeal could affect the desirability of our powerboats. In particular, local and regional restrictions of internal combustion engines on certain waterways, make electric boats an attractive alternative for use in such lakes and rivers. Any reduction, elimination or discriminatory application of such rules because of policy changes or other reasons may result in the diminished competitiveness of electric boats generally. This could materially and adversely affect the growth of our market and our business, prospects, financial condition and operating results.

Our business may be adversely affected by labor and union activities.

None of our employees are currently represented by a labor union. It is common in Quebec for employees of manufacturers of a certain size to belong to a union. Although we do not believe that we are currently of a size where our employees will unionize, were they to do so now or in the future, we would be at risk for higher employee costs and increased risk of work stoppages. We also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs among our key suppliers or our network of distributors, it could materially reduce the manufacture and sale of our boats and have a material adverse effect on our business, prospects, operating results or financial condition.

Our ability to meet our manufacturing workforce needs is crucial to our results of operations and future sales and profitability.

We rely on the existence of an available hourly workforce to manufacture our products. We cannot assure you that we will be able to attract and retain qualified employees to meet current or future manufacturing needs at a reasonable cost, or at all. For instance, the demand for skilled employees has increased recently with the low unemployment rates in the regions where we have manufacturing facilities. Also, although none of our employees are currently covered by collective bargaining agreements, we cannot assure you that our employees will not elect to be represented by labor unions in the future. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees. Significant increases in manufacturing workforce costs could materially adversely affect our business, financial condition or results of operations.

Our intellectual property is not fully protected through patents or formal copyright registration. As a result, we do not have the full benefit of patent or copyright laws to prevent others from replicating our products, product candidates and brands.

While we have filed trademark applications with the Canadian Intellectual Property Office and the U.S. Patent and Trademark Office for our logo and the brand name “E-Motion”, we have not yet fully protected our intellectual property rights, particularly for our E-Motion™ powertrain system, through patents or formal copyright or trademark registration. We have currently filed 17 patent applications with the U.S. Patent and Trademark Office with respect to our E-Motion™ powertrain system of which 3 have been accepted and approved. We intend to file another 7 patent applications related to this system over the next twelve months. All filed patent applications are currently pending. As we intend to transition into the production of electric powertrains to OEMs, we envision our intellectual property and its security becoming more vital to our future. Until we fully protect our intellectual property through patent, trademarks and registered copyrights, we may not be able to protect our intellectual property and trade secrets or prevent others from independently developing substantially equivalent proprietary information and techniques or from otherwise gaining access to our intellectual property or trade secrets. In such an instance, our competitors could produce products that are nearly identical to ours resulting in us selling less products or generating less revenue from our sales.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

Although we have applied for 17 patent applications, of which three have been granted, we primarily rely on trade secrets, know-how and technology, to protect the intellectual property behind our electric powertrain and for the construction of our boats. We do not yet use confidentiality agreements with our collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to protect our proprietary technology and processes. We intend to use such agreements in the future, but these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases, we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Any patent applications that we file may not result in issued patents, which may have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products

We have retained a patent lawyer to begin the process of filing patent applications for up to 24 patents related to our E-Motion™ powertrain system; to date, we have filed 17 patent applications, three of which have been granted. The registration and enforcement of patents involves complex legal and factual questions and the breadth and effectiveness of patented claims is uncertain. If we file patent applications in connection with our electric outboard powertrain systems or other matters, we cannot be certain that we will be first to file patent applications on those or other inventions, nor can we be certain that such patent applications will result in issued patents or that any of our issued patents will afford sufficient protection against someone creating competing products, or as a defensive portfolio against a competitor who claims that we are infringing its patents. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications, if any, will result in issued patents in those foreign jurisdictions or that such patents can be effectively enforced, even if they relate to patents issued in the United States.

We have limited registered trademarks for our products and trade names

We have submitted applications for registered trademarks for our name and some of our brands, and, while such applications have been granted, not all of our brands currently have registered trademark protection. Any future trademark applications that we file with a relevant governmental authority for brand names/logos might not be approved. Failure to obtain such approval could limit our ability to use the brand names/logos in those territories or lead our products to be confused with, and/or tarnished by, competing products. Even if appropriate applications were made and approved, third parties may oppose or otherwise challenge such applications or registrations.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

The status of the protection of our intellectual property is unsettled as we do not have any patents, limited trademarks or registered copyrights. We have yet to apply for protection for at least twelve components of intellectual property for which we intend to file patent applications, and we operate under the names “Nautical Ventures Group” and “Aquazone” without trademark protection. Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our powerboats and electric powertrains or use third-party components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from third parties that allege our products or components thereof are covered by their patents or trademarks or other intellectual property rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease making, using, selling or offering to sell processes, goods or services that incorporate or use the third-party intellectual property;
●	pay substantial damages;
●	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;
●	redesign our boats or other goods or services to avoid infringing the third-party intellectual property;
●	establish and maintain alternative branding for our products and services; or
●	find-third providers of any part or service that is the subject of the intellectual property claim.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

1.2      Overall Performance

Description of Business

The Company was incorporated on August 29, 2012, under the laws of the province of Quebec, Canada, and until June 2025, its principal activity was the manufacture, sale, and rental of electric boats, as well as the design and commercialization of electric propulsion systems. On June 20, 2025, the Company completed the acquisition of all issued and outstanding shares of NVG, a Florida‑based recreational boat retailer and service company. The acquisition significantly expands the Company’s U.S. operations and distribution capabilities.

The head office and principal address of the Company are located at 730 Boulevard du Curé-Boivin, Boisbriand, Quebec, Canada, J7G 2A7.

Additional information related to the Company is available on SEDAR at www.sedar.com and on the SEC’s website at https://www.sec.gov/edgar/searchedgar/companysearch. The information contained on SEDAR is for your reference and is not incorporated by reference into any filings we have made with the SEC, including our registration statement on Form F-3 (no. 333-291917), our registration statement on Form F-3 (no. 333-284423), our registration statement on Form F-3 (no. 333-274882) and any prospectus supplements thereunder.

In accordance with IFRS, all references to common shares, Pre-Funded Warrants, Series A and B Convertible Preferred Shares, warrants, RSUs and options have been adjusted to reflect the five reverse stock splits enacted by the Company. Comparative references to the above have also been adjusted to reflect the five reverse stock splits.

Performance Summary

The following is a summary of significant events and transactions that occurred during and subsequent to the nine-month period ended May 31, 2026:

On September 15, 2025, the Company announced a strategic partnership with Hydrofin, a U.S. company specializing in patented hydrofoil systems for pontoons. Through its NVG dealership network, the Company will integrate Hydrofin’s hydrofoil technology into its pontoon lineup. Hydrofin’s systems are engineered to lift pontoons partially out of the water, reducing drag and improving speed, range, and ride comfort. This makes them an especially valuable complement to the Company’s E-Motion™ Electric Powertrain System, where optimized efficiency directly translates to longer run-times and enhanced performance.

On September 26, 2025, the Company announced a strategic non-binding initiative with Port de Plaisance La Ronde to develop a technological and commercial hub dedicated to experience electric boating and activities on Île Sainte-Hélène, in Montreal and near Montréal–Trudeau International Airport. The project calls for the creation of an electric boating hub, bringing together a sales and distribution center, a technical and commercial training platform, and an expertise center to foster the adoption of electric propulsion in the marine industry.

On September 29, 2025, the Company announced the execution of a distribution agreement with Taiga Motors Inc. to serve as the exclusive dealer and authorized service provider for Taiga’s electric personal watercraft in major Florida markets. Under the agreement, NVG will have exclusive rights to distribute Taiga Motors Inc.’s electric personal watercraft across key Florida counties, including Miami-Dade, Broward, Palm Beach, and Hillsborough.

On September 30, 2025, the Company announced the world debut of the first dual application of the E-Motion™ Electric Powertrain System in partnership with STERK. The Sterk 31e dual integration expands the Company’s portfolio of 24 completed integrations of the E-Motion™ Electric Powertrain System across multiple recreational boating platforms, underscoring its unmatched expertise.

On October 10, 2025, the Company announced the sale of the property on which a NVG dealership is located at 300 U.S. Highway 1 in North Palm Beach, Florida. This property is one of the six real estate properties on which the Company held an option to purchase following the acquisition of NVG. The Company received approximately $2.03 million in net proceeds from the sale.

On October 23, 2025, the Company announced the sale of the property on which a NVG dealership is located at 139 Shore Court in North Palm Beach, Florida. This property is one of the six real estate properties on which the Company held an option to purchase following the acquisition of NVG. The Company received approximately $1.83 million in net proceeds from the sale. With the closing of this sale in conjunction the closing of the sale of 300 U.S. Highway 1, the contingent conditions associated with the Real Estate Note were satisfied, and the Company, accordingly, will issue a $2.0 million convertible note to Roger Moore. See the terms and condition of the Real Estate Note in section 1.4 below under the heading Business Acquisition – NVG.

On November 4, 2025, Clairitec S.A.S., a French-based supplier of battery chargers to the Company, advised that it had ﬁled a Notice of Civil Claim with the Commercial Tribunal of Bordeaux, France. The Claim alleges breach of contract, by the Company, of the supply contract it had entered with Clairitec S.A.S. on or about June 23, 2023, for the development and supply of battery chargers (the “Claim”). The stated amount of the Claim is €398,050 ($470,415). The Company believes the Claim is without merit and intends to vigorously defend itself against the Claim. Based on the Company’s assessment of the facts and circumstances, the Company believes the likelihood of an unfavorable outcome is remote. No amounts have been accrued as the Company believes the likelihood of loss is remote.

On November 4, 2025, the Company announced the filing of its thirteenth patent application related to its E-Motion™ Electric Powertrain System, namely a sealed cooling-inlet assembly positioned directly on the electric outboard, providing a connection fitting that feeds the electric water pump mounted under the cowling. This configuration supports improved thermal management and ease of access for maintenance.

On November 5, 2025, the Company announced the selection of BRP Electrification Engineering Services to provide targeted resources to help advance performance and accelerate next-generation development within the Company’s propulsion platform. The engagement complements the Company’s leadership in marine-specific electrification with additional innovation capabilities that expand its long-term roadmap.

Effective December 1, 2025, the Company acquired certain operating assets and assumed certain liabilities of Liquid Retailers, LLC (“Liquid Retailers”), a Florida-based specialty watersports retailer operating under the name Liquid Surf & Sail. The acquisition supports the Company’s strategy to expand its retail footprint and enhance NVG’s watersports product offering in the Florida market. No cash consideration was paid for the acquisition as the Company assumed $363,034 in liabilities and acquired $172,099 in assets, resulting in the recognition of $190,935 of goodwill.

On December 9, 2025, the Company announced that NVG had entered into a commercial lease and purchase option agreement for the marina property that it currently leases at 4470 Ravenswood Road in Dania Beach, Florida, known as the Anglers Avenue Marine Center. This location secures a strategic waterfront asset in Fort Lauderdale, a central point of consumer activity in the region.

On February 2, 2026, the Company announced the launch of Specter, a flagship electric 26’6” tritoon platform. Specter represents the next phase of the Company’s product roadmap and serves as a reference platform for its high-voltage electric propulsion strategy spanning 26’6”, dual console, dual 10” seamless touch screens.

On February 6, 2026, the Company announced the development of Project Pelagos, an AI-driven customer intelligence and revenue operations platform for its marine retail subsidiary, NVG. Project Pelagos is being designed to strengthen execution, coordination, and customer experience across the NVG retail network by embedding artificial intelligence directly into sales and aftersales operations. Built on an enterprise CRM foundation and enhanced with a proprietary AI and data orchestration layer, the platform is intended to support improved prioritization, greater operational visibility, and more coordinated customer management workflows.

On February 10, 2026, the United States Patent and Trademark Office granted two U.S. patents related to its E-Motion™ Electric Powertrain System following applications filed in 2024, namely U.S. Patent No. 12,549,532 “Cryptographic Authentication of Components in an Electric Vessel” (VM1001US01) and U.S. Patent No. 12,548,842 “Battery Pack for an Electric Marine Vessel” (VM1004US01).

On February 12, 2026, the Company announced the filing of its fourteenth patent application related to its E-Motion™ Electric Powertrain System, namely a structural integration system that enables electric motors to be mechanically paired with conventional outboard assemblies while maintaining precise alignment and load management under marine operating conditions. The patent addresses a critical interface within electric outboard design, supporting reliable torque transfer and long-term durability without requiring proprietary lower units.

On February 19, 2026, the Company announced the filing of its fifteenth patent application related to its E-Motion™ Electric Powertrain System, namely a modular mechanical integration system designed to enable electric motors to be paired with conventional outboard lower units while accommodating alignment tolerances and operational loads encountered in marine environments. The invention addresses a key interface within electric outboard design, offering reliable torque transfer, long-term durability, and quiet operation without requiring proprietary lower units.

On March 23, 2026, the Company announced that its subsidiary, NVG, entered into a distributorship agreement to represent AIATA boats across the State of Florida. The agreement establishes NVG as the exclusive distributor for AIATA in Florida, bringing the AIATA boat brand into the largest recreational boating market in the world.

On March 30, 2026, the Company announced that its subsidiary, NVG, had entered into a strategic dealership agreement with Twin Vee PowerCats Co. (“Twin Vee”), securing exclusive distribution rights for Broward County, Florida. Twin Vee brings established manufacturing scale to the partnership, with a product lineup spanning 12 models ranging from 22 to 40 feet and production capacity of over 700 boats annually.

On May 1, 2026, the Company’s common shares began trading on the TSX-V under the symbol VMAR. The Company’s common shares continue to trade on the Nasdaq under the symbol VMAR, which remains the Company’s primary listing.

On May 6, 2026, the Company announced that it has entered into a renewed and expanded Floorplan Loan and Security Agreement providing up to US$4.0 million in revolving inventory financing capacity with Centennial Bank, through its Shore Premier Finance division. The facility provides a structured inventory financing framework designed to support the Company’s ongoing commercial execution plan, enabling the positioning of inventory in alignment with demand across its Florida-based retail operations. The revolving structure allows for financing of new, pre-sold and other eligible inventory while maintaining a disciplined approach to liquidity and capital allocation.

On May 12, 2026, the Company announced that a definitive agreement has been entered into by NVFL Holdings, LLC, an affiliate of the sellers in the Company’s acquisition of NVG, for the sale of the property located at 1400 South Federal Highway in Fort Lauderdale, Florida, for total consideration of up to $10.0 million. If the transaction closes, it is expected to generate approximately $4.9 million in non-dilutive liquidity to the Company pursuant to its existing contractual rights and operating arrangements associated with the NVG acquisition.

On May 21, 2026, the Company announced the filing of its sixteenth patent application related to its E-Motion™ Electric Powertrain System, namely an electronic reverse-thrust architecture for electric marine outboards, enabling propulsion direction to be controlled electronically through motor rotation rather than through traditional mechanical shifting systems commonly used in combustion-powered outboards. The application is designed around one of the inherent advantages of electric propulsion: reducing mechanical dependency while maintaining compatibility with established lower-unit marine architectures. By managing directional control electronically, the system is intended to simplify integration, reduce moving components and support long-term durability and serviceability.

On May 27, 2026, the Company announced the activation of a connected data platform for its E-Motion™ Electric Powertrain System, creating a new operational intelligence layer intended to support predictive maintenance, technician diagnostics, warranty traceability, customer usage analytics and future software-based powertrain optimization.

On June 3, 2026, the Company announced the opening of a new NVG location at 50 South Bryan Road in Dania Beach, Florida. This location replaces NVG’s previous Federal Highway showroom and will operate as a full-service NVG dealership offering recreational boats, yacht tenders, watersports products, marine accessories, rentals, and electric marine products. The facility strengthens the Company’s South Florida consumer footprint while expanding direct customer access to both traditional and electric boating experiences.

On June 10, 2026, the Company announced that it has renewed its agreement with Nextfour Solutions Ltd. (“Nextfour”) to continue sourcing and integrating Q Display units as part of the Company’s E-Motion™ Electric Powertrain System. The renewed agreement extends the relationship through 2029 and includes automatic renewal provisions thereafter. The Company has worked with Nextfour since 2021, integrating Q Display into E-Motion™-powered boats as the platform’s branded digital helm interface.

On June 19, 2026, the Company announced the retirement of Mr. Roger Moore, founder of NVG, from his position as Chief Revenue Officer of the Company.

On June 24, 2026, the Company announced that the United States Patent and Trademark Office granted a U.S. patent related to its E-Motion™ Electric Powertrain System following an application filed in 2024, namely U.S. Patent No. 18,679,675 “Authentication of One or More Powertrain Components of an Electric Vessel” (VM1005US01).

On July 1, 2026, the Company announced the delivery and acceptance of electronic control unit (“ECU”) assemblies manufactured by Circuits Central Inc. (“Circuits Central”) for use within the Company’s E-Motion™ Electric Powertrain System. Circuits Central has completed and delivered ECU assemblies supporting ten E-Motion™ powertrains. The Company has completed incoming inspection of the delivered assemblies, which have been accepted for use within the Company’s E-Motion™ production and integration activities.

On July 2, 2026, the Company announced the filing of its seventeenth patent application related to its E-Motion™ Electric Powertrain System relating to dual-mode trim-control technology for electric outboard propulsion systems. The filing is directed to supporting trim operation from both local outboard-side controls and compatible vessel-side electronic control systems. The application addresses practical operating scenarios in which boat owners, manufacturers, dealers and service technicians may need to adjust the position of an outboard during trailering, launching, docking, storage, commissioning or maintenance, including under vessel power states in which full propulsion-system activation may not be desired. The disclosed technology is directed to improving the integration of trim functionality within an electric outboard architecture while supporting operator convenience, serviceability and power-management objectives.

On July 7, 2026, the Company announced the completion of the relocation of tender-rigging operations from Palm City to NVG’s Fort Lauderdale marina and the pending sale of the Palm City, Florida property. A definitive agreement was entered into by Palm City Marine LLC, an affiliate of the sellers in the Company’s acquisition of NVG, for the sale of the property located at 3359 SW 42nd Avenue in Palm City, Florida, for total consideration of up to $850,000. If the transaction closes, it is expected to generate approximately $120,000 in non-dilutive liquidity to the Company pursuant to its existing contractual rights and operating arrangements associated with the NVG acquisition.

On July 8, 2026, the Company announced the completion of the transition of tender-showroom and customer-facing sales activities from the 1440 S. Federal property in Fort Lauderdale to NVG’s Dania Beach location at 50 South Bryan Road, together with the pending sale of the 1440 S. Federal property. A definitive agreement was entered into by NVFL 1440 Holdings LLC, an affiliate of the sellers in the Company’s acquisition of NVG, for the sale of the property located at 3359 SW 42nd Avenue in Palm City, Florida, for total consideration of up to $2.6 million. If the transaction closes, it is expected to generate approximately $570,000 in non-dilutive liquidity to the Company pursuant to its existing contractual rights and operating arrangements associated with the NVG acquisition.

Financings

During the nine-month period ended May 31, 2026 as well as the period up to the filing date of this MD&A, the Company issued the following securities:

During the nine-month period ended May 31, 2026, the Company issued a total of 2,356 Voting Common Shares to third parties in exchange for marketing, management consulting services, and board fees provided to the Company.

On December 19, 2025, the Company issued 48,126 Voting Common Shares and 31,875 Pre-Funded Warrants as part of a public offering for a total cash consideration of $8,744,543, net of transaction costs of $842,707. The Pre-Funded Warrants are exercisable upon the payment of the remaining exercise price of CAN$0.01 per common share. As part of this offering, the Company also issued 40,015 common warrants to the participating investors of this offering and 4,003 placement agent warrants to the placement agent. All common warrants and placement agent warrants are exercisable at $150.00 per Voting Common Share.

In December 2025, 31,875 Pre-Funded Warrants were exercised in exchange for 31,875 Voting Common Shares. Gross proceeds from the exercise of the Pre-Funded Warrants amounted to $9,258.

On January 14, 2026, the Company implemented a reverse stock split, consolidating every 40 Voting Common Shares into 1 Voting Common Share. As a result of the round up feature for fractional shares, the Company issued an additional 7,121 Voting Common Shares.

During the nine-month period ended May 31, 2026, the Company issued 248,538 Voting Common Shares as part of an “at the market” placement offering for a total cash consideration of $2,928,106, net of transaction costs of $229,551.

During the months of June and July 2026, the Company issued 1,871,347 Voting Common Shares as part of an “at the market” placement offering for total gross proceeds of $4,791,043 less transaction costs of $201,299.

On June 17, 2026, the Company implemented a reverse stock split, consolidating every 10 Voting Common Shares into 1 Voting Common Share. As a result of the round up feature for fractional shares, the Company issued an additional 48,468 Voting Common Shares.

Incentive Stock Options

During the nine-month period ended May 31, 2026, the Company did not grant any stock options and 4 previously issued options expired.

Restricted share unit (“RSU”) plan

On September 17, 2025, the Company adopted a RSU Plan pursuant to which restricted share units (“RSUs”) may be granted to directors, officers, employees and consultants of the Company and its affiliates. Each RSU represents the right to receive one common share of the Company, issued from treasury, or, in limited circumstances, a cash equivalent, upon vesting. RSUs do not confer voting rights or dividend rights prior to vesting. The RSU Plan is administered by the Board of Directors, which determines the eligible participants, the number of RSUs granted, and the applicable vesting conditions. The maximum number of common shares issuable under the RSU Plan, together with other security-based compensation arrangements, is subject to shareholder and regulatory approval and prescribed plan limits.

On September 25, 2025, the Company granted 1,250 RSUs to Alexandre Mongeon, its Chief Executive Officer, pursuant to an individual RSU agreement entered into under the RSU Plan. The RSUs vest upon the achievement and maintenance of specified market-capitalization thresholds, measured based on the Company’s public market capitalization at the close of trading over ten consecutive trading days, as follows:

Market capitalization threshold	Number of RSUs vesting
$15 million or more	375
$25 million or more	375
$35 million or more	500

Unvested RSUs generally forfeit upon termination for cause or voluntary resignation without good reason. In the event of termination without cause, resignation with good reason, death or disability, unvested RSUs remain outstanding and eligible to vest in accordance with their original terms. All unvested RSUs vest immediately upon a change of control of the Company.

1.3       Selected Annual Financial Information

	Year Ended August 31, 2025	Year Ended August 31, 2024	Year Ended August 31, 2023
	$	$	$
Revenue	13,832,556	2,789,650	4,201,685
Gross Profit	4,766,494	1,101,543	1,138,105

Expenses	(26,410,605)	(11,663,749)	(16,850,465)

Income/(Loss) before Tax	(21,644,111)	(10,562,206)	(15,712,360)

Income Taxes	7,882	(179,035)	(207,580)

Total comprehensive income (loss)	(21,267,257)	(10,358,789)	(15,805,844)
Basic & Diluted Earnings (Loss) per Share	(9,744.37)	(273,241.34)	(816,041.05)

Balance Sheet
Working Capital Surplus (Deficit)(1)	9,277,798	524,845	(1,419,939)
Total Assets	69,913,257	8,456,101	17,843,450
Total Long-Term Liabilities	11,767,024	366,879	1,546,877

(1) Working capital surplus (deficit) is calculated using current assets less current liabilities

1.4 Results of Operations for the three-month period ended May 31, 2026

Following the acquisition of NVG on June 20, 2025, the Company now operates with two reportable segments:

-	VM Segment which includes the legacy operations of the Company before the NVG acquisition.
-	NVG Segment which includes the acquired operations of NVG and Liquid Retailers.

Selected financial information by segment for the three-month periods ended May 31, 2026 and 2025 are provided below:

	May 31, 2026			May 31, 2025
	VM	NVG	TOTAL	VM	NVG	TOTAL
	$	$	$	$	$	$
Sales of boats	325,945	16,540,610	16,866,555	114,971	—	114,971
Sales of parts and maintenance	14,388	1,427,081	1,441,469	7,028	—	7,028
Boat rental revenues	55,787	7,410	63,197	31,405	—	31,405
Sale of powertrain systems	—	—	—	57,304	—	57,304

Revenues	396,120	17,975,101	18,371,221	210,708	—	210,708

Gross profit	30,845	3,157,452	3,188,297	25,210	—	25,210
Gross profit percentage	8%	18%	17%	12%	N/A	12%

Net loss before taxes	(3,371,238)	(2,346,771)	(5,718,009)	(5,117,117)	—	(5,117,117)
Adjustments for:
Depreciation and amortization	88,332	763,613	851,945	95,651	—	95,651
Share-based compensation	21,035	—	21,035	8,440	—	8,440
Net finance expense (income)	(97,561)	467,045	369,484	2,435,885	—	2,435,885

EBITDA*	(3,359,432)	(1,116,113)	(4,475,545)	(2,577,141)	—	(2,577,141)

*EBITDA is defined as earnings or loss before interest, taxes, depreciation and amortization. This is a measure of performance that is not defined under IFRS and is, therefore, unlikely to be comparable to similar measures presented by other companies. Management believes EBITDA is useful to investors because it provides a supplemental measure of operating performance that excludes non-cash charges and financing costs, allowing for more meaningful comparison of core operating results across periods. However, EBITDA has limitations as an analytical tool, including that it does not reflect: (i) cash requirements for capital expenditures or contractual commitments; (ii) changes in working capital; (iii) interest expense or cash requirements for debt service; or (iv) tax payments. EBITDA should not be considered in isolation or as a substitute for net income, cash flow from operations, or other measures prepared in accordance with IFRS. This measure is used by management in assessing the operating results of the Company and is reconciled with the performance measures defined under IFRS. Reconciliations of this measure is provided in the table above.

Revenue for the three-month period ended May 31, 2026 was $18,371,221 (May 31, 2025: $210,708). The increase is due primarily to the acquisition of NVG. Excluding the effects of this acquisition, revenues for the current period would have been $396,120. The increase of 88% for the VM segment resulted primarily from a 179% increase in revenues from the sale of electric boats and parts and a 78% increase in revenues from the Company’s rental operations.

The Company’s gross profit for the three-month period ended May 31, 2026 increased to $3,188,297 (May 31, 2025: $25,210). The increase is due primarily to the acquisition of NVG. Excluding the effects of this acquisition, gross profit for the current period would have been $30,845. The increase in gross profit for the VM segment was primarily driven by higher revenues in the quarter.

For the NVG segment, gross profit was adversely impacted by the sale of two legacy luxury yachts exceeding 65 feet in length that had been acquired as part of the NVG acquisition. These vessels generated aggregate revenue of $4,089,998 and a gross loss of $55,022. Management elected to complete these sales as part of its strategy to reduce floor plan borrowings, lower carrying costs and align inventory with its strategic focus on boats under 45 feet. Excluding these transactions, the NVG segment would have generated a gross profit margin of 23% for the quarter.

During the three-month period ended May 31, 2026, the Company incurred a net loss before taxes of $5,718,009 (May 31, 2025: $5,117,117). Excluding the effects of the NVG acquisition, the net loss before taxes for the current period would have been $3,371,238. The decrease in net loss before taxes for the VM segment was due primarily to the prior-year period including a one-time litigation settlement expense of $2,045,000.

During the three-month period ended May 31, 2026, the Company incurred an EBITDA loss of $4,475,545 (May 31, 2025: $2,577,141). Excluding the effects of the NVG acquisition, EBITDA attributable to the VM segment would have been a loss of $3,359,432. The increase in the EBITDA loss for the VM segment was driven primarily by a $1,092,925 impairment charge recognized following the commencement of liquidation proceedings at a battery supplier in France. The impairment reflects management’s reassessment of the recoverability of supplier advances, net of amounts related to battery units that had been manufactured and were in transit to the Company at May 31, 2026.

Overall, the Company’s operating expenses for the three-month period ended May 31, 2026 were $8,536,822 (May 31, 2025: $2,706,442). The increase was due primarily to the acquisition of NVG and the $1,092,925 impairment charge recognized following the commencement of liquidation proceedings at a battery supplier in France. Excluding these items, total operating expenses for the current period would have been $2,406,719, representing an 11% decrease for the VM segment.

The detailed breakdown of the operating expenses by segment is provided below:

	May 31, 2026			May 31, 2025
	VM	NVG	TOTAL	VM	NVG	TOTAL
	$	$	$	$	$	$
Research and development	49,739	—	49,739	528,777	—	528,777
Office salaries and benefits	800,346	1,540,006	2,340,352	512,525	—	512,525
Selling and marketing expenses	646,989	1,507,080	2,154,069	740,666	—	740,666
Professional fees	551,152	79,123	630,275	499,256	—	499,256
Office and general	1,342,051	1,147,356	2,489,407	321,127	—	321,127
Depreciation and amortization	88,332	763,613	851,945	95,651	—	95,651
Share-based compensation	21,035	—	21,035	8,440	—	8,440

Total operating expenses	3,499,644	5,037,178	8,536,822	2,706,442	—	2,706,442

The following variances were observed for the VM segment for the three-month period ended May 31, 2026:

●	Research and development costs for the three-month period ended May 31, 2026 were $49,739 (May 31, 2025: $528,777). The decrease is due to the Company moving towards the production of its E-Motion™ powertrains, thus reducing core research and development costs during the period.
●	Office salaries and benefits for three-month period ended May 31, 2026 were $800,346 (May 31, 2025: $512,525). The increase is due primarily to increased lodging and other relocation costs related to the move of certain executives from Canada to Florida, as well as increased staffing in Florida for integration and governance purposes following the acquisition of NVG.
●	Selling and marketing expenses for the three-month period ended May 31, 2026 decreased to $646,989 (May 31, 2025: $740,666). The decrease was primarily driven by integration efficiencies following the acquisition of NVG, which enabled the Company to leverage NVG’s established marketing infrastructure. This reduced the need for standalone marketing spend while increasing overall event participation, demonstrating the scalability of the combined platform and improved return on marketing investment.
●	Professional fees for the three-month period ended May 31, 2026 were $551,152 (May 31, 2025: $499,256). The increase was driven primarily by higher legal fees related to the Company’s TSX-V listing application, which became effective on May 1, 2026.
●	Office and general expenses for the three-month period ended May 31, 2026, were $1,342,051 (May 31, 2025: $321,127). The increase is due to an impairment charge of $1,092,925 recognized following the commencement of liquidation proceedings at a battery supplier in France as described above.

●	Share-based compensation for the three-month period ended May 31, 2026 increased to $21,035 (May 31, 2025: $8,440). The costs include past grants of stock options which are recognized when the stock options are vested and past grants of RSUs which are recognized over the requisite service period for expected achievement of market-based performance conditions. The Company recognizes compensation expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. For RSU grants, the Company recognizes compensation expense based on the fair value at the date of grant using the Monte Carlo simulation model.
●	Net finance income for the three-month period ended May 31, 2026 amounted to $97,561 (May 31, 2025: net finance expense of $2,435,885). This fluctuation was caused primarily by the prior-year period including a one-time litigation settlement expense of $2,045,000.

1.5 Results of Operations for the nine - month period ended May 31, 2026

Selected financial information by segment for the nine - month periods ended May 31, 2026 and 2025 are provided below:

	May 31, 2026			May 31, 2025
	VM	NVG	TOTAL	VM	NVG	TOTAL
	$	$	$	$	$	$
Sales of boats	706,266	43,547,077	44,253,343	227,512	—	227,512
Sales of parts and maintenance	52,775	4,046,546	4,099,321	36,788	—	36,788
Boat rental revenues	132,070	25,914	157,984	66,323	—	66,323
Sale of powertrain systems	84,901	-	84,901	57,304	—	57,304

Revenues	976,012	47,619,537	48,595,549	387,927	—	387,927

Gross profit (loss)	108,260	11,675,844	11,784,104	(14,904)	—	(14,904)
Gross profit (loss) percentage	11%	25%	24%	(4)%	N/A	(4)%

Net loss before taxes	(6,157,637)	(5,755,900)	(11,913,537)	(8,828,648)	—	(8,828,648)
Adjustments for:
Depreciation and amortization	294,152	2,200,482	2,494,634	263,556	—	263,556
Share-based compensation	65,146	-	65,146	31,660	—	31,660
Net finance expense (income)	(1,813,596)	2,201,068	387,472	948,432	—	948,432

EBITDA*	(7,611,935)	(1,354,350)	(8,966,285)	(7,585,000)	—	(7,585,000)

*EBITDA is defined as earnings or loss before interest, taxes, depreciation and amortization. This is a measure of performance that is not defined under IFRS and is, therefore, unlikely to be comparable to similar measures presented by other companies. Management believes EBITDA is useful to investors because it provides a supplemental measure of operating performance that excludes non-cash charges and financing costs, allowing for more meaningful comparison of core operating results across periods. However, EBITDA has limitations as an analytical tool, including that it does not reflect: (i) cash requirements for capital expenditures or contractual commitments; (ii) changes in working capital; (iii) interest expense or cash requirements for debt service; or (iv) tax payments. EBITDA should not be considered in isolation or as a substitute for net income, cash flow from operations, or other measures prepared in accordance with IFRS. This measure is used by management in assessing the operating results of the Company and is reconciled with the performance measures defined under IFRS. Reconciliations of this measure is provided in the table above.

Revenue for the nine-month period ended May 31, 2026 was $48,595,549 (May 31, 2025: $387,927). The increase was primarily attributable to the acquisition of NVG. Excluding the impact of this acquisition, revenue for the current period would have been $976,012. Revenue in the VM segment increased by 152%, driven by a 187% increase in sales of electric boats and parts and a 99% increase in revenue from the Company’s rental operations.

Gross profit for the nine-month period ended May 31, 2026 increased to $11,784,104 (May 31, 2025: gross loss of $14,904). The increase was primarily attributable to the acquisition of NVG. Excluding the impact of this acquisition, gross profit for the current period would have been $108,260. The improvement in the VM segment was primarily driven by higher revenues during the period.

Gross profit in the NVG segment was adversely impacted by the sale of two legacy luxury yachts exceeding 65 feet in length that had been acquired as part of the NVG acquisition. These vessels generated aggregate revenue of $4,089,998 and a gross loss of $55,022. Management elected to complete these sales as part of its strategy to reduce floor plan borrowings, lower carrying costs and align inventory with its strategic focus on boats under 45 feet. Excluding these transactions, the NVG segment would have generated a gross profit margin of 27% for the period.

During the nine-month period ended May 31, 2026, the Company reported a net loss before income taxes of $11,913,537 (May 31, 2025: $8,828,648). Excluding the impact of the NVG acquisition, the net loss before income taxes for the current period would have been $6,157,637. The improvement in the VM segment was primarily due to the prior-year period including a one-time litigation settlement expense of $2,045,000.

During the nine-month period ended May 31, 2026, the Company reported an EBITDA loss of $8,966,285 (May 31, 2025: $7,585,000). Excluding the impact of the NVG acquisition, the EBITDA loss attributable to the VM segment was relatively consistent with the prior year at $7,611,935.

Overall, the Company’s operating expenses for the nine-month period ended May 31, 2026 were $23,310,169 (May 31, 2025: $7,865,312). The increase was due primarily to the acquisition of NVG and the $1,092,925 impairment charge recognized following the commencement of liquidation proceedings at a battery supplier in France. Excluding these items, total operating expenses for the current period would have been $6,986,568, representing an 11% decrease for the VM segment. The detailed breakdown of the operating expenses by segment is provided below:

	May 31, 2026			May 31, 2025
	VM	NVG	TOTAL	VM	NVG	TOTAL
	$	$	$	$	$	$
Research and development	268,752	—	268,752	1,276,326	—	1,276,326
Office salaries and benefits	2,041,685	5,430,115	7,471,800	1,538,915	—	1,538,915
Selling and marketing expenses	1,772,077	3,828,219	5,600,296	1,891,794	—	1,891,794
Professional fees	1,576,658	319,037	1,895,695	1,937,474	—	1,937,474
Office and general	2,061,023	3,452,823	5,513,846	925,587	—	925,587
Depreciation and amortization	294,152	2,200,482	2,494,634	263,556	—	263,556
Share-based compensation	65,146	—	65,146	31,660	—	31,660

Total operating expenses	8,079,493	15,230,676	23,310,169	7,865,312	—	7,865,312

The following variances were observed for the VM segment for the nine-month period ended May 31, 2026:

●	Research and development costs for the nine-month period ended May 31, 2026 were $268,752 (May 31, 2025: $1,276,326). The decrease is due to the Company moving towards the production of its E-Motion™ powertrains, thus reducing core research and development costs during the period.
●	Office salaries and benefits for nine-month period ended May 31, 2026 were $2,041,685 (May 31, 2025: $1,538,915). The increase is due primarily to increased lodging and other relocation costs related to the move of certain executives from Canada to Florida, as well as increased staffing in Florida for integration and governance purposes following the acquisition of NVG.
●	Selling and marketing expenses for the nine-month period ended May 31, 2026 decreased to $1,772,077 (May 31, 2025: $1,891,794) The decrease was primarily driven by integration efficiencies following the acquisition of NVG, which enabled the Company to leverage NVG’s established marketing infrastructure. This reduced the need for standalone marketing spend while increasing overall event participation, demonstrating the scalability of the combined platform and improved return on marketing investment.
●	Professional fees for the nine-month period ended May 31, 2026 were $1,576,658 (May 31, 2025: $1,937,474). The decrease was primarily attributable to lower legal and advisory fees in the current period, as the prior-year period included elevated costs related to financing transactions.
●	Office and general expenses for the nine-month period ended May 31, 2026, were $2,061,023 (May 31, 2025: $925,587). The increase is due to an impairment charge of $1,092,925 recognized following the commencement of liquidation proceedings at a battery supplier in France as described above.

●	Share-based compensation for the nine-month period ended May 31, 2026 increased to $65,146 (May 31, 2025: $31,660). The costs include past grants of stock options which are recognized when the stock options are vested and past grants of RSUs which are recognized over the requisite service period for expected achievement of market-based performance conditions. The Company recognizes compensation expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. For RSU grants, the Company recognizes compensation expense based on the fair value at the date of grant using the Monte Carlo simulation model.
●	Net finance income for the nine-month period ended May 31, 2026 amounted to $1,813,596 (May 31, 2025: net finance expense of $948,432). This fluctuation was caused primarily by mark to market valuations of the Company’s derivative liabilities at each balance sheet date as well as by the prior-year period including a one-time litigation settlement expense of $2,045,000.

1.6 Liquidity and Capital Resources

The Company’s operations consist of the designing, developing and manufacturing of electric outboard powertrain systems, rental of electric boats and boats sales. The Company’s financial success is dependent upon its ability to market and sell its outboard powertrain systems and sell boats; and to raise sufficient working capital to enable the Company to execute its business plan. The Company’s historical capital needs have been met by internally generated cashflow from operations and the support of its shareholders. During the year ended August 31, 2023, the Company raised net proceeds of $9,287,254 while, during the year ended August 31, 2024, the Company raised net proceeds of $6,197,656. During the fiscal year ended August 31, 2025, the Company raised net proceeds of $25,103,817. During the nine-month period ended May 31, 2026, the Company raised net proceeds of $11,681,907. However, should the Company need further funding, there is no assurance that equity funding will be possible at the times required by the Company. If no funds can be raised and sales of its products do not produce sufficient net cash flow, then the Company may require a significant curtailing of operations to ensure its survival.

The interim condensed consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company generated net loss before tax of $11,913,537 and net loss of $11,889,973 during the nine-month period ended May 31, 2026 and has a cash balance and a working capital surplus of $814,205 and $6,859,805, respectively, as at May 31, 2026. The Company’s ability to meet its obligations as they fall due and to continue to operate as a going concern depends on the continued financial support of the creditors and the shareholders. In the past, the Company has relied on the support of its shareholders to meet its cash requirements. There can be no assurance that funding from this or other sources will be sufficient in the future to continue its operations. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to it. Failure to obtain such financing on a timely basis could cause the Company to reduce or terminate its operations.

The Company is evaluating several different strategies and is actively pursuing actions that are expected to increase its liquidity position, including, but not limited to, pursuing additional cost savings initiatives, seeking additional financing from both the public and private markets through the issuance of equity securities, and potentially selling assets which do not align with the Company’s outlook of future operations. However, the Company’s management cannot provide assurances that the Company will be successful in accomplishing any of its proposed financing plans. These matters, when considered in aggregate, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern for at least 12 months from the issuance of the interim condensed consolidated financial statements for the three-month and nine-month periods ended May 31, 2026.

As of July 13, 2026, the Company had 2,270,110 issued and outstanding common shares and 2,318,151 on a fully diluted basis.

The Company had $6,859,805 of working capital surplus as at May 31, 2026 compared to $9,277,798 working capital surplus as at August 31, 2025. The decrease in working capital surplus during the nine-month period ended May 31, 2026 resulted from the cash provided by operations of $2,393,725 (May 31, 2025: cash used in operations of $10,636,964); cash provided by investing activities of $3,581,909 (May 31, 2025: cash used in investing activities of $326,373) resulting primarily from $3,833,603 of net proceeds received following the sale of two real estate properties held by the former shareholders of NVG (see section 1.9 below for details) which was partially offset by additions to property, equipment and intangibles of $279,310 (May 31, 2025: $326,373); cash used in financing activities of $12,580,208 (May 31, 2025: cash provided by financing activities of $18,832,669), caused by the repayment of lease liabilities of $1,602,071 (May 31, 2025: $79,640), the repayment of long-term debt of $940,878 (May 31, 2025: $361,285), and the repayment of floor plan financing of $24,682,008 (May 31, 2025: nil) which was partially offset by the issuance of various securities of $11,681,907 (May 31, 2025: $19,141,579), an increase in long-term debt of $1,050,438 (May 31, 2025: $207,161), and an increase in floor plan financing of $2,338,845 (May 31, 2025: nil).

1.7 Capital Resources

As at May 31, 2026, the Company had cash of $814,205 (August 31, 2025: $7,418,779).

As of the date of this MD&A, the Company has no outstanding commitments, other than rent and lease commitments and purchase commitments as disclosed in Notes 13 and 25 of the Company’s interim condensed consolidated financial statements for the three-month and nine-month periods ended May 31, 2026.

1.8 Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9 Transactions with Related Parties

Proceeds receivable from related parties

Under the Real Estate Agreement entered into concurrently with the acquisition of NVG, the Company is entitled to recover value from six real estate properties owned by Marine Ventures LLC and other related entities, either through:

(i)	receipt of net cash proceeds upon sale to third parties; or
(ii)	non-cash settlement through the transfer of the underlying properties to the Company at fair market value, net of outstanding mortgage balances and transaction costs.

The Proceeds receivable from related parties represents the Company’s contractual right to recover value through either of these settlement mechanisms and, accordingly, is presented as a financial asset rather than as real estate or investment property until settlement occurs.

As at the acquisition date of June 20, 2025, the Company recognized Proceeds receivable from related parties of $10,389,917, representing the fair value of its right to receive such proceeds. As at August 31, 2025, the balance of Proceeds receivable from related parties remained $10,389,917.

In October 2025, two of the six properties were sold by Marine Ventures LLC, resulting in the receipt of net cash proceeds of $3,833,603 during the three-month period ended November 30, 2025. Following these transactions, the non-interest-bearing demand note receivable from Marine Ventures LLC was fully settled, and the remaining balance of $6,556,314 represents a contingent receivable related to the remaining properties.

As at May 31, 2026, the fair value of the Proceeds receivable from related parties was $6,556,314, which is disaggregated by expected settlement mechanism as follows:

	Number of	Discounted receivable
Expected settlement mechanism	properties	$
Sale to third party (cash settlement)	3	5,577,163
Transfer to the Company (non-cash settlement)	1	979,151
Total Proceeds receivable from related party	4	6,556,314

For properties expected to be sold to third parties, the receivable reflects estimated net cash proceeds based on fair market value, less outstanding mortgage balances, selling commissions and transaction costs, discounted to present value based on the expected timing of sale.

For properties expected to be transferred to the Company rather than sold to third parties, collectability is achieved through delivery of the underlying real estate assets measured at fair value, rather than through external liquidation. This settlement mechanism does not impair collectability, as the Company ultimately recovers value equivalent to the receivable through acquisition of identifiable real estate assets.

Because the cash flows associated with the Proceeds receivable from related parties are not solely payments of principal and interest, the contingent receivable is measured at fair value through profit or loss in accordance with IFRS 9.

At May 31, 2026, the fair value of $6,556,314 reflected:

•	management’s estimate of expected net proceeds or fair value of properties to be transferred;
•	the expected timing of settlement, ranging from June 2026 to November 2026;
•	probability-weighted outcomes consistent with market participant assumptions; and
•	discounting of estimated cash flows using credit-adjusted discount rates ranging from approximately 16.8% to 17.8%.

Although updated valuation work indicates potential upside relative to the current carrying amount, management has concluded that it would not be appropriate to recognize any increase in the receivable at May 31, 2026 due to the absence of corroborating transactional evidence, such as completed sales or property transfers, as of the reporting date.

A 100% probability was assigned to realization of the Proceeds receivable from related parties based on the valuations and sales processes in place at the acquisition date.

Right of use assets and lease liabilities

The Company leases four properties from Marine Ventures LLC. These leases are accounted for as right-of-use assets and lease liabilities. As at May 31, 2026, the right-of-use asset for these leases was $5,263,826 [August 31, 2025 – $6,360,457] and the lease liability was $5,453,428 [August 31, 2025 – $6,290,920].

Related party transactions and balances

The following table summarizes the Company’s related party transactions for the period:

	Three-month period ended May 31, 2026	Three-month period ended May 31, 2025	Nine-month period ended May 31, 2026	Nine-month period ended May 31, 2025
	$	$	$	$
Expenses
Research and development
Mac Engineering, SASU	—	—	—	997,479
Interest expense
Roger Moore	74,913	—	224,161	—
Rent expense
California Electric Boat Company	52,979	48,942	156,604	146,827
Marine Ventures LLC	—	—	143,720	—
Income booked through Contributed Surplus
Management fees
Marine Ventures LLC	—	—	159,269	—

The following table summarizes the remuneration paid to directors and key management of the Company:

	Three-month period ended May 31, 2026	Three-month period ended May 31, 2025	Nine-month period ended May 31, 2026	Nine-month period ended May 31, 2025
	$	$	$	$
Salaries and benefits	481,347	264,414	1,372,487	778,813
Share-based payments – capital stock	—	11,377	29,588	199,227
Share-based payments – RSUs	18,270	—	49,250	—
Share-based payments – stock options	1,825	2,820	8,395	14,703
	501,442	278,611	1,459,720	992,743

The amounts due to and from related parties are as follows:

	As at May 31, 2026	As at August 31, 2025
	$	$
Amounts due from related parties included in share subscription receivable
9335-1427 Quebec Inc.	—	18,193
Alexandre Mongeon	—	10,333
	—	28,526

Amounts prepaid by related parties included in prepaid expenses and deposits to suppliers
Marine Ventures LLC	133,775	—
	133,775	—

Amounts due to (from) related parties
Alexandre Mongeon	(12,133)	—
Roger Moore	10,000	—
Jesse Coors	50,000	—
	47,867	—

Amounts due to related parties included in trade and other payable
Alexandre Mongeon	11,538	16,946
Raffi Sossoyan	3,843	7,277
Roger Moore*	33,986	19,520
Maxime Poudrier	2,885	—
Daniel Rathe	3,077	6,154
Marine Ventures LLC	97,667	—
1925 Holiday Holdings LLC	131,601	—
Palm City Marine LLC	34,022	—
NVPB Marina Holdings LLC	24,973	—
NV FL 1440 Holdings LLC	111,900	—
NV FL Holdings LLC	400,567	—
	856,059	49,897

* includes interest payable at May 31, 2026 of $27,255 (August 31, 2025 - $6,058)

	As at May 31, 2026	As at August 31,2025
	$	$
Proceeds receivable from related parties
Non-interest bearing demand note receivable from Marine Ventures LLC	—	3,422,154
Contingent receivable from Marine Ventures LLC	6,556,314	6,967,763
	6,556,314	10,389,917

Purchase consideration payable to related party
Initial Convertible Note due to Roger Moore (note 16)	3,229,563	3,111,810
Subsequent Convertible Note due to Roger Moore (note 16)	821,339	653,262
Real Estate Note due to Roger Moore (note 16)	1,609,019	1,283,434
	5,659,921	5,048,506

Amounts due from related parties included in share subscription receivable, amounts due to (from) related parties and amounts due to related parties included in trade and other payables are non-interest bearing and have no specified terms of repayment.

1.10 Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. There were no material changes in estimates in the Company’s interim condensed consolidated financial statements for the three-month and nine-month periods ended May 31, 2026.

1.11 Changes in Accounting Policies including Initial Adoption

See Note 3 of the Company’s interim condensed consolidated financial statements for the three-month and nine - month periods ended May 31, 2026. The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended August 31, 2025, except for the adoption of the amendments to IAS 21 Effect of variations in exchange rates - Lack of interchangeability on September 1, 2025 as described in Note 3 of the Company’s interim condensed consolidated financial statements for the three-month and nine-month periods ended May 31, 2026.

1.12 Controls and procedures

Disclosure controls and procedures

The CEO and the CFO have designed disclosure controls and procedures, or have caused them to be designed under their supervision, in order to provide reasonable assurance that:

●	material information relating to the Company has been made known to them; and
●	information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our disclosure controls and procedures. Based on this evaluation, the CEO and the CFO concluded that the disclosure controls and procedures at May 31, 2026 were not effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations, solely due to the presence of a material weakness in internal controls over financial reporting as described below, which management is in the process of remediating.

Internal controls over financial reporting

The CEO and the CFO have also designed internal controls over financial reporting or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our internal controls over financial reporting, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework).

As a result of the year-end assessment process for the year ended August 31, 2025, we identified that we did not maintain effective processes and controls over the financial statement close process and the accounting for and reporting of complex and non-routine transactions due to a material weakness. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to enable appropriate level of internal controls within the financial statement close process, including performing in-depth analysis and review of complex accounting matters and non-routine transactions within the timeframes set by us for filing our consolidated financial statements. Because of this deficiency, we concluded there was a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis at May 31, 2026.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected.

To remediate the identified material weaknesses, management is in the process of hiring additional personnel and designing and implementing revised controls and procedures which management believes will address the material weakness. These controls and procedures include establishing a more comprehensive schedule for management review of financial information and establishing additional review procedures over the accounting for complex and non-routine transactions. As at May 31, 2026, the Company is working on remediating the identified material weakness.

Notwithstanding the material weakness, management has concluded that the Company’s interim condensed consolidated financial statements as at and for the three-month and nine-month periods ended May 31, 2026 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS.

Changes in internal controls over financial reporting

Other than as described above, no changes were made to our internal controls over financial reporting that occurred during the nine-month period ended May 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

1.14 Financial Instruments and risk management

See Notes 16 and 22 to the Company’s interim condensed consolidated financial statements for the three-month and nine-month periods ended May 31, 2026.

1.15 Additional Information

HEAD OFFICE	CAPITALIZATION

730 Boulevard du Cure-Boivin	(as at July 13, 2026)
Boisbriand, Quebec
J7G 2A7	Voting Common Shares Authorized: Unlimited
Canada
Voting Common Shares Issued: 2,270,110
Tel: (450) 951 - 7009

Email: admin@v-mti.com

OFFICERS & DIRECTORS

Steve P. Barrenechea	AUDITORS
Director

M&K CPAS, PLLC
Dr. Philippe Couillard	24955 Interstate-45 N.
Director	Suite 400
The Woodlands, Texas, 77380
Luisa Ingargiola	U.S.A
Director

Pierre-Yves Terrisse
Director

Alexandre Mongeon,
Chief Executive Officer and Director

Maxime Poudrier	U.S. LEGAL COUNSEL
Chief Operating Officer
Ortoli Rosenstadt LLP
Daniel Rathe	366 Madison Avenue
Chief Technical Officer	3rd Floor
New York, New York, 10017
Raffi Sossoyan, CPA	U.S.A.
Chief Financial Officer